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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: JANUARY 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
   Nelson          Holly                        JetBlue Airways Corporation (JBLU)                  Director             10% Owner
                                                                                               ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below)
   JetBlue Airways Corporation                  Person, if an entity                               Vice President and Controller
   118-29 Queens Blvd.                          (voluntary)                December 16, 2002  -----------------  ------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Day/Year)   ___Form filed by More than One
  Forest Hills      New York       11375                                                         Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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Common Stock    12/16/02     12/16/02      G(1)    V         320      D                    2,240(2)          D
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Common Stock    12/16/02     12/16/02      G       V         160      A                      535(3)          I          By Trust(4)
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Common Stock    12/16/02     12/16/02      G       V         160      A                      535(5)          I          By Trust(4)
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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Stock Option (Right to Purchase)     $2.37(7)     2/28/01                    A     V     45,000(8)                (9)    2/27/11
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Stock Option (Right to Purchase)     $9.00(10)     2/8/02                    A     V      2,475(11)               (12)    2/7/12
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7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       Derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Securities:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares
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Common Stock     45,000(8)                          45,000(8)             D
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Common Stock      2,475(11)                          2,475(11)            D
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Explanation of Responses: (1) The reporting person gifted these shares to her children's trusts identified in footnotes 4 and 6 hereof. (2) On December 12,
2002, the issuer effected a 3-for-2 stock split, resulting in the reporting person's acquisition of an additional 853 shares of common stock. (3) On
December 12 , 2002, the issuer effected a 3-for-2 stock split, resulting in the Erin Lou Nelson Children's Trust's acquisition of an additional 125 shares of common stock. (4) These shares are held by the Erin Lou Nelson
Children's Trust. The reporting person is the trustee of the trust, and the reporting person's daughter is the beneficiary of the trust. (5) On
December 12, 2002, the issuer effected a 3-for-2 stock split, resulting in the Adam Lee Nelson Children's Trust's acquisition of an additional 125 shares of common stock. (6) These shares are held by the Adam Lee Nelson
Children's Trust. The reporting person is the trustee of the trust, and the reporting person's son is the beneficiary of the trust. (7) The original exercise price for this stock option was $3.55 per share and such exercise price was adjusted to reflect the 3-for-2 stock split effected on
December 12, 2002. (8) On February 28, 2001, the reporting person was granted an option to purchase 30,000 shares of the issuer's common stock with an exercise price equal to the fair market value of the issuer's common stock on the date of grant. On December 12, 2002, the issuer effected a 3-for-2 stock split, resulting in an additional 15,000 shares of common stock underlying the employee stock option. (9) The option vests in five successive equal annual installments upon completion of each year of service over the 5-year period measured from the vesting commencement date of February 26, 2001.
(10) The original exercise price for this stock option was $13.50 per share and such exercise price was adjusted to reflect the 3-for-2 stock split effected on December 12, 2002. (11) On February 8, 2002, the reporting person was granted an option to purchase 1,650 shares of the issuer's common stock with an exercise price equal to the fair market value of the issuer's common stock on the date of grant. On December 12, 2002, the issuer effected a
3-for-2 stock split, resulting in an additional 825 shares of common stock underlying the employee stock option. (12) The option vests in five successive equal annual installments upon completion of each year of service over the 5-year period measured from the vesting commencement date of
February 8, 2002.

           /s/ Holly Nelson               12/17/02
    -----------------------------------  -----------
      **Signature of Reporting Person       Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, SEE Instruction 6 for procedure.

http://www.sec.gov/division/corpfin/forms/form4.htm
LAST UPDATE: 09/05/2002

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